April 20, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Energy and Transportation
100 F Street, N.E.
Washington, DC  20549

Attention:	Jenifer Gallagher, Staff Accountant Karl Hiller, Branch Chief
Re:	PHX Minerals Inc. Form 10-K for the Fiscal Year ended September 30, 2021 Filed December 13, 2021 File No. 001-31759

Ladies and Gentlemen:

PHX Minerals Inc. (the “Company” or “we”) hereby submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by email dated April 14, 2022 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2021 (File No. 001-31759) filed with the Commission on December 13, 2021. The Staff’s comments are presented in bold italics, as divided by the Company to address multiple comments within the paragraphs.

Form 10-K for the Fiscal Year ended September 30, 2021

Financial Statements
Note 6 - Stockholders’ Equity, page 64

1.

We note your response to prior comments one and two clarifying that amounts reported as "Equity offering" or "Private Placement" and "Equity offering used for acquisitions" in your annual and interim reports include or represent the value of common shares issued in exchange for property interests. You also explain that cash outflows reported as "Net proceeds from equity issuance" in your interim Statements of Cash Flows represent costs incurred in completing property acquisitions.

In the Company’s previous response, we stated “the $32,507 and $24,242 relate to actual cash outflows for expenses associated with equity offerings.”  To clarify, these cash outflows did not solely represent costs incurred in completing property acquisitions.  The $32,507 includes offering costs associated with the Company’s at-the-market offering and the costs associated with various stock issuances.  The $24,242 represents offering costs associated with the Company’s September 2020 equity offering.  In future filings, we will include a line item for “Net costs of equity issuance” on the Statements of Cash Flows when there is a net outflow of cash associated with equity issuances for the relevant financial statement period.  When there is a net inflow of cash associated with equity issuances for the relevant financial statement period, we will continue to set forth the net amount as “Net proceeds from equity issuance”.  In determining whether a net outflow or inflow of cash exists for a particular period, the proceeds from the equity issuances will be netted against the costs associated with the equity issuances.

Please revise your Statements of Stockholders' Equity to separately identify common shares issued to acquire property interests from common shares issued in equity offerings or private placements, and revise the labeling of the corresponding non-cash activity accompanying the Statements of Cash Flows to utilize labeling that is representational of the activity being reported, such as "Value of shares used for acquisitions."

Also revise the labeling for costs incurred in completing property acquisitions to be consistent with the directional quality and nature of the activity being presented. If you are able to show how such costs are appropriately reported as financing cash outflows, considering the guidance in FASB ASC 230-10-45-13, 45-15, 45-22 and 45-22A, this should be evident from your labeling or accompanying policy disclosures

The shares the Company issued to acquire property interests and the shares the Company issued in equity offerings for cash were the same class of shares – common stock.  For this reason, we recorded the number of shares, par value, and capital in excess of par value in the same line item on the Statements of Stockholders’ Equity in accordance with ASC 505.  We use the label “Private Placement” in our financial statements to refer to the issuance of shares of common stock directly to sellers to acquire property interests.  Whether the shares of common stock issued to acquire property interests and the shares of common stock issued in equity offerings for cash are included in one line item or broken out into two line items, the totals for number of shares, par value, and capital in excess of par value in the Statements of Stockholders’ Equity do not change.  To further clarify, and as requested, in future filings we will disclose the shares of common stock issued in equity offerings for cash and the shares of common stock issued as consideration to acquire property interests in two separate line items on the Statements of Stockholders’ Equity.  In future filings, we will also revise the label “Private Placement” to clarify that this line item refers to the issuance of shares of common stock directly to sellers to acquire property interests.

In the noncash supplemental schedule of the Statements of Cash Flows, in future filings, we will change the label “Equity offering used for acquisitions” to “Value of shares used for acquisitions” in the reconciliation of “Gross additions to properties and equipment” to “Capital expenditures and acquisitions”.  In addition, in future filings, we will disclose our policy of including all costs of equity issuances in the financing section of the Statements of Cash Flows.

Should you have any further questions with respect to the Company’s responses to the Commission’s comments, please contact the undersigned at (405) 945-6110.

Sincerely,

PHX MINERALS INC.

/s/ Ralph D’Amico

Ralph D’Amico
Chief Financial Officer